X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL


05006044

February 14, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated February 14, 2005.

Sincerely,
X-CAL RESOURCES LTD.

Sharon A. MacLellan

Sharon A. MacLellan
/sml
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X-Cal Resources Ltd.

TSX/XCL **February 14, 2005**

News Release

Third Quarter Financials

X-Cal Resources Ltd. has provided the unaudited interim financial statements and management discussion for the nine months ended December 31, 2004. The filings can be viewed on Sedar or on the company website at www.x-cal.com

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*